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MEMORANDUM
TO:                Ellen Sazzman
                   U. S. SECURITIES AND EXCHANGE COMMISSION

FROM:              Susan Rhee
                   ASSISTANT VICE PRESIDENT & ASSOCIATE GENERAL COUNSEL

DATE:              February 7, 2008

SUBJECT:           Response to Comments to Form N-1A for JNL Series Trust
                   (the "Trust")
                   File Nos: 33-87244 and 811-8894
------------------ -------------------------------------------------------------

This memorandum  addresses the U.S.  Securities and Exchange  Commission staff's
("Commission"  and  "Commission   Staff",  as  appropriate)   comments  received
telephonically on February 6, 2008 to the Trust's 485APOS filing on Form N1-A.

The comments, as we understood them, are repeated below in italics, with responses immediately following.

PROSPECTUS

1. FOR THE JNL/S&P 4 FUND, DOES THE JNL/S&P 4 FUND PAY 12B-1 FEES OF THE UNDERLYING FUNDS? THE SECOND FOOTNOTE IN THE TABLE BELOW DOES NOT ADDRESS THIS QUESTION.

     We have added the underscored language following the table of the section entitled "ANNUAL FUND OPERATING EXPENSES" table.

   ------------------------------------------------------------------------------------------------------------------
   ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS)
   (AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
   ------------------------------------------------------------------------------------------------------------------
   ------------------------------------------------------------------------------------------ -----------------------
                                                                                                     CLASS A
   ------------------------------------------------------------------------------------------ -----------------------
   ------------------------------------------------------------------------------------------ -----------------------
   Management/Administrative Fee                                                                      0.05%
   ------------------------------------------------------------------------------------------ -----------------------
   ------------------------------------------------------------------------------------------ -----------------------
   12b-1 Fee                                                                                          0.00%
   ------------------------------------------------------------------------------------------ -----------------------
   ------------------------------------------------------------------------------------------ -----------------------
   Other Expenses*                                                                                    0.01%
   ------------------------------------------------------------------------------------------ -----------------------
   ------------------------------------------------------------------------------------------ -----------------------
   Acquired Fund Fees and Expenses**                                                                  0.71%
   ------------------------------------------------------------------------------------------ -----------------------
   ------------------------------------------------------------------------------------------ -----------------------
   Total Annual Fund Operating Expenses                                                               0.77%
   ------------------------------------------------------------------------------------------ -----------------------

     * Other expenses are based on estimated amounts for the current fiscal year.

     ** Because the Fund invests in the Underlying Funds, the Fund will indirectly bear its pro rata share of fees and expenses of the Underlying Funds in addition to the other expenses shown. Amount is based upon the target allocations to the Underlying Funds. Actual amounts may be higher or lower than these shown above.

     BECAUSE THE FUND INVESTS IN THE UNDERLYING FUNDS, THE FUND ALSO WILL BEAR ITS PRO-RATA PORTION OF THE OPERATING EXPENSES OF THAT UNDERLYING FUNDS, INCLUDING MANAGEMENT/ADMINISTRATIVE FEE AND 12B-1 FEE. THIS INCLUDES A 12B-1 FEE OF 0.20% IN THE UNDERLYING FUNDS.


2. FOR THE SECTION ENTITLED "RETURNS FOR A MODEL PORTFOLIO USING JNL/S&P STRATEGIES," PLEASE EXPLAIN THE PRECEDENT FOR INCLUDING THE HYPOTHETICAL TABLES FOR THE JNL/S&P 4 FUND, JNL/S&P COMPETITIVE ADVANTAGE FUND, JNL/S&P DIVIDEND INCOME & GROWTH FUND, JNL/S&P INTRINSIC VALUE FUND, AND JNL/S&P TOTAL YIELD FUND.

     With respect to this comment, we are requesting that the Commission work with our counsel, Joan Boros of Jorden Burt.


STATEMENT OF ADDITIONAL INFORMATION ("SAI")

1. PLEASE ADD DISCLOSURE TO THE SECTION ENTITLED "DISCLOSURE OF PORTFOLIO INFORMATION" SPECIFICALLY STATING THERE IS A DUTY NOT TO TRADE AS REQUIRED BY ITEM 11(F)(II) OF THE FORM N-1A:

     Item 11(f)(ii) states:

     (1) Describe the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities to any person, including:

     ..........

     (ii) Any conditions or restrictions placed on the use of information about portfolio securities that is disclosed, including any requirement that the information be kept confidential or prohibitions on trading based on the information, and any procedures to monitor the use of this information;

     We have added the underscored  language to the section entitled "DISCLOSURE
     OF  PORTFOLIO   INFORMATION"  in  response  to  the  Commission's  comments regarding the duty not to trade.

     E. MONITORING PORTFOLIO HOLDINGS DISCLOSURE AND TRADING. JNAM and the Funds will review the personal securities transactions of their Access Persons, pursuant to the Code of Ethics. IN ACCORDANCE WITH THESE POLICIES AND PROCEDURES, THE CODE OF ETHICS, AND JNAM'S INSIDER TRADING POLICIES AND PROCEDURES, JNAM AND THE FUNDS MAY, FROM TIME-TO-TIME, LIMIT OR RESTRICT PERSONAL SECURITIES TRANSACTIONS TO PREVENT VIOLATIONS OF THESE POLICIES AND PROCEDURES. The sub-advisers and distributor have each, individually adopted a Code of Ethics and are responsible for monitoring the personal trading activities of their respective personnel.



It is the Trust's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:      File


   1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517
              Toll Free: (800) 565-9044 email: susan.rhee@jnli.com

                                                         PROSPECTUS - COMMENT 1

PERFORMANCE. The Performance of a Fund will vary from year to year. The Fund's performance figures will not reflect the deduction of any charges that are imposed under a variable insurance contract.

In addition, the performance of the Fund depends on the Sub-Adviser's ability to effectively implement the investment strategies of the Fund.

Performance information has not been presented because the Fund has less than one calendar year of performance.

EXPENSES. The table below shows certain expenses you will incur as a Fund investor, either directly or indirectly. The expenses do not reflect the expenses of the variable insurance contracts or the Separate Account, whichever may be applicable and the total expenses would be higher if they were included.

SHAREHOLDER TRANSACTION EXPENSES (FEES PAID DIRECTLY FROM YOUR INVESTMENT)
         MAXIMUM SALES LOAD IMPOSED ON PURCHASES                                NOT APPLICABLE
         MAXIMUM SALES LOAD IMPOSED ON REINVESTED DIVIDENDS                     NOT APPLICABLE
         DEFERRED SALES LOAD                                                    NOT APPLICABLE
         REDEMPTION FEE                                                         NOT APPLICABLE
         EXCHANGE FEE                                                           NOT APPLICABLE

---------------------------------------------------------------------------------------------------------------------
ANNUAL FUND OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND ASSETS) (AS
A PERCENTAGE OF AVERAGE DAILY NET ASSETS)
---------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------- -----------------------
                                                                                                     CLASS A
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Management/Administrative Fee                                                                         0.05%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
12b-1 Fee                                                                                             0.00%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Other Expenses*                                                                                       0.01%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Acquired Fund Fees and Expenses**                                                                     0.71%
--------------------------------------------------------------------------------------------- -----------------------
--------------------------------------------------------------------------------------------- -----------------------
Total Annual Fund Operating Expenses                                                                  0.77%
--------------------------------------------------------------------------------------------- -----------------------

* Other expenses are based on estimated amounts for the current fiscal year.

** Because the Fund invests in the Underlying Funds, the Fund will indirectly bear its pro rata share of fees and expenses of the Underlying Funds in addition to the other expenses shown. Amount is based upon the target allocations to the Underlying Funds. Actual amounts may be higher or lower than these shown above.


Because the Fund invests in the Underlying Funds, the Fund also will bear its pro-rata portion of the operating expenses of that Underlying Funds, including Management/Administrative Fee and 12b-1 Fee. This includes a 12b-1 fee of 0.20% in the Underlying Funds.


EXPENSE EXAMPLE. This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. Also, this example does not reflect the expenses of the variable insurance contracts or the Separate Account, whichever may be applicable, and the total expenses would be higher if they were included. The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period. This illustration is hypothetical and is not intended to be representative of past or future performance of the Fund. The example also assumes that the Fund operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

------------------------------------------------------------------------------------ --------------------------
EXPENSE EXAMPLE                                                                               CLASS A
------------------------------------------------------------------------------------ --------------------------
------------------------------------------------------------------------------------ --------------------------
1 Year                                                                                             $
------------------------------------------------------------------------------------ --------------------------
------------------------------------------------------------------------------------ --------------------------
3 Years                                                                                            $
------------------------------------------------------------------------------------ --------------------------

ADDITIONAL INFORMATION ABOUT THE OTHER INVESTMENT STRATEGIES, OTHER INVESTMENTS AND RISKS OF THE FUND. To effectively manage cash inflows and outflows, the Fund will maintain a cash position of up to 5% of net assets under normal circumstances primarily consisting of shares of money market mutual funds including an affiliated JNL Money Market Fund to the extent permitted under the 1940 Act. The Fund may also invest to some degree in money market instruments.

The SAI has more information about the Fund's authorized investments and strategies, as well as the risks and restrictions that may apply to them.

                                                              SAI - COMMENT 1



     E. MONITORING PORTFOLIO HOLDINGS DISCLOSURE AND TRADING. JNAM and the Funds will monitor the personal securities transactions of their Access Persons, pursuant to their Code of Ethics. In accordance with these policies and procedures, the Code of Ethics, and JNAM's Insider Trading Policies and procedures, JNAM and the Funds may, from time-to-time, limit or restrict personal securities transactions to prevent violations of these policies and procedures. The sub-advisers and distributor have each, individually, adopted a Code of Ethics and are responsible for monitoring the personal trading activities of their respective personnel.


IV.  REPORTING, RECORDKEEPING, AND EXCEPTIONS

Any exceptions to these policies and procedures authorized by the Funds' President shall be reported to the Funds' Board. The Funds' Board shall also receive annual reports concerning the operation of these policies and procedures. The Funds' Board may amend these policies and procedures from time to time, as it may deem appropriate in the interests of the Funds and their shareholders, and/or in response to changes in the Federal Securities Laws. All disclosures made pursuant to these policies and procedures, for both JNAM and the Funds, must be preserved for a period of not less than six (6) years, the first (2) years in an appropriate office of JNAM.

                  PURCHASES, REDEMPTIONS AND PRICING OF SHARES

     An insurance company and the S&P Funds may purchase shares of the Funds at their respective net asset values, using premiums received with respect to Contracts issued by the insurance company's separate accounts. These separate accounts are funded by shares of the Trust.

     All investments in the Trust are credited to the shareholder's account in the form of full and FRACTIONAL shares of the designated Fund (rounded to the nearest 1/1000 of a share). The Trust does not issue share certificates.

     As stated in the Prospectus, the net asset value ("NAV") of a Fund's shares is determined once each day on which the New York Stock Exchange ("NYSE") is open (a "Business Day") at the close of the regular trading session of the NYSE (normally 4:00 p.m., Eastern Time, Monday through Friday). The NAV of a Fund's shares is not determined on the days the NYSE is closed, which days generally are New Year's Day, Martin Luther King Jr. holiday, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. The NAV of a Fund's share may also not be determined on days designated by the Trustees.

     The per share NAV of a Fund is determined by dividing the total value of the securities and other assets, less liabilities, by the total number of shares outstanding. In determining NAV, securities listed on the national securities exchanges, the Nasdaq National Market and foreign markets are valued at the closing prices on such markets, or if such price is lacking for the trading period immediately preceding the time of determination, such securities are valued at their current bid price. Securities that are traded on the over-the-counter market are valued at their closing bid prices. The values of foreign securities and currencies are translated to U.S. dollars using exchange